SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             AER Energy Resources, Inc.
                                (Name of Issuer)

                            Common Stock, No Par Value
                         (Title of Class of Securities)

                                   000944108
                                 (Cusip Number)

                               J. Taylor Crandall
                                 201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,095,500 shares, which constitutes approximately 4.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 22,439,181 shares outstanding.
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

       Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 23, 1996 (the "Schedule 13D"), relating to shares of the Common Stock, no par value, of AER Energy Resources, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to AER Energy Resources, Inc.

Item 1.     Security and Issuer.

       This statement relates to shares of Common Stock, no par value (the "Stock"), of AER Energy Resources, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4600 Highlands Parkway, Suite G, Smyrna, Georgia 30082.

Item 2.     Identity and Background.

       (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Keystone, Inc., a Texas corporation ("Keystone"), Robert M. Bass ("R. Bass"), David G. Brown ("D. Brown"), Maureen Brown ("M. Brown") and Mark A. Wolfson ("Wolfson"). Keystone, R. Bass, D. Brown, M. Brown and Wolfson are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

       (b)-(c)

       Keystone

       Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:



                       RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS               OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of Keystone
                      Ft. Worth, Texas  76102

J. Taylor Crandall    201 Main St., Ste. 3100       Vice President-
                      Ft. Worth, Texas  76102       Finance of Keystone

Glenn R. August       65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

D. Brown              201 Main St., Ste. 3100       Vice President of and
                      Ft. Worth, Texas  76102       Consultant to Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

Wolfson               201 Main St., Ste. 3100       Vice President of and
                      Ft. Worth, Texas  76102       Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
                      Ft. Worth, Texas 76102        Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
                      Ft. Worth, Texas 76102

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    R. Bass

    See above.

    D. Brown

    See above.

    M. Brown

    M. Brown's residence address is 289 Kings Mountain Road, Woodside, California 94062, and she is not presently employed.

    Wolfson

    See above.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       Keystone        Working Capital(1)     $2,361,924.65

       R. Bass         Not Applicable         Not Applicable

       D. Brown/
       M. Brown        Personal Funds (2)     $146,950.00

       Wolfson         Personal Funds (2)     $63,757.50

       (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  Purpose of Transaction.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its respective investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

       (a)

       Keystone

       The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000,000, which constitutes approximately 4.5% of the outstanding shares of the Stock.

       R. Bass

       Because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Stock, which constitutes approximately 4.5% of the outstanding shares of the Stock.

       D. Brown

       The aggregate number of shares of the Stock that D. Brown owns beneficially as a joint tenant with M. Brown, pursuant to Rule 13d-3 of the Act, is 77,500, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       M. Brown

       The aggregate number of shares of the Stock that M. Brown owns beneficially as a joint tenant with D. Brown, pursuant to Rule 13d-3 of the Act, is 77,500, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       Wolfson

       The aggregate number of shares of the Stock that Wolfson owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

       (b)

       Keystone

       Acting through its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

       R. Bass

       As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Stock.

       D. Brown

       As joint tenant with M. Brown, D. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 77,500 shares of the Stock.

       M. Brown

       As joint tenant with D. Brown, M. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 77,500 shares of the Stock.

       Wolfson

       Wolfson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,000 shares of the Stock.

       (c) During the past 60 days, the Reporting Persons have not purchased any shares of the Stock.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e) As of May 9, 1996, the Reporting Persons ceased to be the beneficial owners of greater than 5% of the outstanding shares of the Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.                Material to be Filed as Exhibits.

       Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:  May 10, 1996

                                    KEYSTONE, INC.

                                    By: /s/ W. R. Cotham
                                       W. R. Cotham,
                                       Vice President


                                       /s/ W. R. Cotham
                                       W. R. COTHAM
                                       Attorney-in-Fact for:

                                       Robert M. Bass (1)


                                       /s/ David G. Brown
                                       DAVID G. BROWN


                                       /s/ Maureen Brown
                                       MAUREEN BROWN


                                       /s/ Mark A. Wolfson
                                       MARK A. WOLFSON


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.